                                    September 29, 2010

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Tara Harkins, Staff Accountant
Kevin Vaughn, Branch Chief

	Re:	Power Efficiency Corporation
Form 10-K for the year ended December 31, 2009
Form 10-Q as of March 31, 2010 and June 30, 2010
File No. 000-31805

Ladies and Gentlemen:

On behalf of Power Efficiency Corporation (“we”, “us” or the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) and the Form 10-Q as of March 31, 2010 and June 30, 2010 (the “10-Qs”.  The Staff’s comments are set forth in a letter from Kevin Vaughn, Branch Chief, addressed to John Lackland, Chief Financial Officer of the Company, dated September 20, 2010.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Form 10-K for the Year Ended December 31, 2009

Note 18.  Unaudited Selected Quarterly Financial Data, page F-31

1.
We note your response to prior comment 10.  FASB ASC 250-10-50-7 states that “when financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated.”  It is not clear to us how labeling the financial statements “adjusted” satisfies this guidance.  To the extent that you restate prior financial statements in any future periods, please revise to include disclosures that provide a clear indication to the readers that the previously filed financial statements have been restated to correct an error.  In this regard, disclosure in your September 30, 2010 Form 10-Q should clearly indicate that amounts for the three and nine months ended September 30, 2009 are ‘restated’ and the footnote should include a clear statement that prior period amounts have been restated to correct for errors.

We acknowledge the Staff’s comment and in future filings, we will revise our disclosures to clearly indicate that our previously filed financial statement have been “restated” to correct for errors.

Exhibits 31.1 and 31.2

2.
We note your response to prior comment 11.  As previously requested, please amend this filing and each of your March 31 and June 30, 2010 Forms 10-Q to include revised certifications that conform to the requirements of Item 201(b)(31) of Regulation S-K.

We will amend our 10-K and 10-Qs and file the forms via EDGAR no later than October 1, 2010.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4T.  Controls and Procedures, page 25

3.
We note your response to prior comments 1 and 2 in which you discuss the actions taken by management to correct the deficiencies that resulted in the material weaknesses at December 31, 2009.  When you file the amendment to this Form 10-Q, which we previously requested in our letter dated August 18, 2010, please revise this section to include the disclosures required by Item 308(c) of Regulation S-K.  That is, consistent with your responses, describe the changes you made to your internal controls over financial reporting during the quarter to correct the deficiencies that resulted in the material weaknesses at December 31, 2009.

We will amend our Form 10-Q to include the changes we made to our internal controls over financial reporting, and file the form via EDGAR no later than October 1, 2010.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 7.  Convertible Preferred Stock, page 10

4.	We note your response to prior comment 12. Please revise your future filings to clearly state the conversion price related to your convertible Series D preferred stock.

We acknowledge the Staff’s comment, and in future filings, we will clearly state the conversion price related to our convertible Series D preferred stock in this disclosure.

Acknowledgements

5.	Please provide the three acknowledgements included at the end of our August 18, 2010 comment letter. For your reference, we have repeated the acknowledgements below.

The referenced acknowledgements have been added below.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/John Lackland
John Lackland
Chief Financial Officer